

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2019

Ari de Sá Cavalcante Neto
Chief Executive Officer
Arco Platform Limited
Rua Augusta 2840, 9th floor, suite 91
Consolação, São Paulo SP
01412-100, Brazil

> **Re: Arco Platform Limited**
> **Registration Statement on Form F-3**
> **Filed October 15, 2019**
> **File No. 333-234215**

Dear Mr. de Sá Cavalcante Neto:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Manuel Garciadiaz